RECEIVED

2008 SEP -5 A 5:17

08004805

Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

September 2, 2008

By International Courier

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

PROCESSED
SEP 10 2008
THOMSON REUTERS

Dear Ladies and Gentlemen:

Enclosed please find the following documents of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- First quarter report for fiscal year ending March 31, 2009 (summary translation dated August 8, 2008)
- Confirmation Report (summary translation dated August 8, 2008)
- Notice of Financial Forecast Modifications dated August 29, 2008
- Notice of Dividend Forecast Modifications dated August 29, 2008

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Alvaro Alvarez of Perkins Coie LLP at (206)359-6167.

Very truly yours,
NINTENDO CO., LTD.

Kenichi Sugimoto

Enclosure

File No. 82-2544

RECEIVED

2008 SEP -5 A 5:43

(August 8, 2008)

Nintendo Co., Ltd.

FIRST QUARTER REPORT FOR FISCAL YEAR ENDING MARCH 31, 2009

Cover letter addressed to Kanto Finance Bureau

(August 8, 2008)

Nintendo Co., Ltd.

Confirmation Report

Cover letter addressed to Kanto Finance Bureau

1. Issues regarding the adequacy of Quarterly Report

President Satoru Iwata and Top Financial Officer Yoshihiro Mori confirmed the adequacy of the quarterly report for the first quarter (from April 1, 2008 through June 30, 2008) of the fiscal year ending March 2009 based on the Financial Instruments and Exchange Law.

2. Special issues

There are no particular subjects.

Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

FASF MEMBERSHIP

August 29, 2008

Notice of Financial Forecast Modifications

Based on recent business performance, Nintendo Co., Ltd. (the "Company") hereby modifies its financial forecast for the fiscal year ending March 31, 2009 (April 1, 2008 - March 31, 2009) as set forth in the "Consolidated Financial Statements" dated April 24, 2008 as follows.

1. Consolidated financial forecast modifications

(1) Financial forecast modifications for the six months ending Sept. 30, 2008 (April 1, 2008 - Sept. 30, 2008)

million yen, %

	Net sales	Operating income	Income before income taxes and extraordinary items	Net income	Net income per share
Previous forecast (A) announced on Apr. 24, 2008	760,000	210,000	215,000	125,000	977.41
Modified forecast (B)	830,000	245,000	280,000	165,000	1,290.19
Net increase/decrease (B-A)	70,000	35,000	65,000	40,000	-
Net increase/decrease percentage	9.2	16.7	30.2	32.0	-
Six months ended Sept. 30, 2007	694,803	188,784	215,376	132,421	1,035.36

(2) Financial forecast modifications for the year ending March 31, 2009 (April 1, 2008 - March 31, 2009)

million yen, %

	Net sales	Operating income	Income before income taxes and extraordinary items	Net income	Net income per share
Previous forecast (A) announced on Apr. 24, 2008	1,800,000	530,000	550,000	325,000	2,541.25
Modified forecast (B)	2,000,000	650,000	700,000	410,000	3,205.94
Net increase/decrease (B-A)	200,000	120,000	150,000	85,000	-
Net increase/decrease percentage	11.1	22.6	27.3	26.2	-
Year ended March 31, 2008	1,672,423	487,220	440,807	257,342	2,012.13

2. Reason for modifications

Sales forecast is being revised due to robust sales of both "Nintendo DS" (a handheld gaming device) and "Wii" (a home gaming console). In addition, considering recent trends in foreign currency exchanges, assumed exchange rates are being revised as follows: 105 yen per U.S. dollar (previous rate: 100 yen), 160 yen per euro (previous rate: 155 yen). Accordingly, net sales, operating income, income before income taxes and extraordinary items, net income, and net income per share for the six months ending September 30, 2008 and the fiscal year ending March 31, 2009 are expected to increase beyond the previous forecast.

※Note with respect to financial forecast

Forecasts announced by the Company referred to above were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties. Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts (earnings forecast, dividend forecast, and other forecasts).

In addition, the number of outstanding shares used for calculating "Net income per share" is the estimated average number of outstanding shares for the fiscal year.

Consolidated Sales Information

sales units in ten thousands

			Previous Forecast (Apr. '08-Mar. '09)	Modified Forecast (Apr. '08-Mar. '09)	Twelve Months Actual (Apr. '07-Mar. '08)
Nintendo DS	Hardware	Japan			636
		The Americas			1,065
		Other			1,330
		Total	2,800	3,050	3,031
	Software	Japan			3,989
		The Americas			6,517
		Other			8,056
		Total	18,700	19,700	18,562
Wii	Hardware	Japan			390
		The Americas			824
		Other			647
		Total	2,500	2,650	1,861
	Software	Japan			1,494
		The Americas			6,488
		Other			3,979
		Total	17,700	18,600	11,960

[Notes] 1. Actual sales units of software include quantity bundled with hardware. The forecast figures do not include it.

2. Software forecast figures under "Modified Forecast" do include quantity bundled with hardware in the first quarter, however, the forecast figures do not include the quantity in and after the second quarter.

August 29, 2008

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

Notice of Dividend Forecast Modifications

Nintendo Co., Ltd. (the "Company") hereby modifies its dividend forecast for the fiscal year ending March 31, 2009 (April 1, 2008 - March 31, 2009) based on "Notice of Financial Forecast Modifications" announced today as follows.

1. Change of dividend policy

It is the Company's basic profit distribution policy to determine the level of direct profit returns to our shareholders by evaluating profit levels in each fiscal period. Annual dividend per share will be established at the higher of the amount calculated by dividing 33% of consolidated operating income by the total number of outstanding shares, excluding treasury stock, as of the end of the fiscal year rounded up to the 10 yen digit, or the amount calculated based on the 50% consolidated net income standard rounded up to the 10 yen digit.

The interim (at the end of 2nd quarter) dividend per share has been set at 140 yen. The current dividend policy establishes a large difference between the interim dividend and the year-end dividend. Effective with the fiscal year ending March 31, 2009, the policy to determine the interim dividend per share will be changed. Under the new policy, the dividend will be established at the amount calculated by dividing 33% of consolidated operating income by the total number of outstanding shares, excluding treasury stock, as of the end of the 2nd quarter rounded up to the 10 yen digit.

2. Reason for modifications

Based on above policy, if actual financial results are in line with our modified forecasts, the annual dividend per share for the fiscal year ending March 31, 2009 is expected to be 1,680 yen (end of 2nd quarter: 640 yen, year-end: 1,040 yen).

3. Dividend forecast modifications for the fiscal year ending March 31, 2009 (April 1, 2008 - March 31, 2009)

yen

	Dividend per share		
	End of 2nd quarter	Year-end	Annual
Previous forecast announced on Apr. 24,	140	1,230	1,370
Modified forecast	640	1,040	1,680
Year ended March 31, 2008	140	1,120	1,260

※Note

Forecasts announced by the Company referred to above were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties. Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts (earnings forecast, dividend forecast, and other forecasts).

END